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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            PRICE LEGACY CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))


                         COMMON STOCK, $0.0001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    741444103
                                    741444202
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                            PRICE LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
               COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

                                   COPIES TO:

          SCOTT N. WOLFE, ESQ.                      SIMON M. LORNE, ESQ.
          CRAIG M. GARNER, ESQ.                     MARY ANN LYMAN, ESQ.
            LATHAM & WATKINS                     MUNGER TOLLES & OLSON LLP
    12636 HIGH BLUFF DRIVE, SUITE 300        355 SOUTH GRAND AVENUE, 35TH FLOOR
       SAN DIEGO, CALIFORNIA 92130             LOS ANGELES, CALIFORNIA 90071
             (858) 523-5400                            (213) 683-9100

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject    / /  going private transaction subject
     to Rule 14d-1                            to Rule 13e-3
/x/  issuer tender offer subject to      / /  amendment to Schedule 13D under
     Rule 13e-4                               Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [x]



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   This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Price Legacy Corporation ("Price Legacy"), a Maryland corporation formerly known as Price Enterprises, Inc. ("Enterprises"), to purchase all outstanding shares of its common stock, par value $0.0001 per share (the "Price Legacy Common Stock"). Price Legacy offered to purchase up to 1,154,717 shares, which represented all outstanding shares of Price Legacy Common Stock (other than those shares held by Excel Legacy Corporation, a Delaware corporation ("Legacy"), and those shares issued in the merger of Enterprises and Legacy, to form the combined company, Price Legacy), at a price of $7.00 per share, net to the seller in cash, without interest. Price Legacy's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 2001 (the "Offer to Purchase") and in the related letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 4.  TERMS OF THE TRANSACTION.

   Item 4 is amended and supplemented to include the following information:

   The Offer expired at 5:00 p.m., New York City time, on September 18, 2001. Price Legacy accepted for payment a total of approximately 761,990 shares of Price Legacy Common Stock. Following the purchase of the Price Legacy Common Stock in the Offer, the completion of the merger of Enterprises and Legacy, and the cancellation of the shares of Price Legacy Common Stock held by Legacy, Price Legacy has approximately 40,772,179 shares of Price Legacy Common Stock outstanding.

ITEM 11.  ADDITIONAL INFORMATION.

   Item 11 is amended and supplemented to include the following information:

   On September 18, 2001, Price Legacy and Legacy issued a joint press release announcing the final results of the Offer, a copy of which is filed as Exhibit
(a)(5)(iv) hereto and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 is amended and supplemented to include the following information:

   (a)(5)(iv)     Joint Press Release, dated September 18, 2001.


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                                    SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 19, 2001                            PRICE LEGACY CORPORATION


                                                      By: /s/ Graham R. Bullick
                                                          ---------------------
                                                      Name:  Graham R. Bullick
                                                      Title: President




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                                  EXHIBIT INDEX

      EXHIBIT
      NUMBER         DESCRIPTION
      -------        -----------
      (a)(5)(iv)     Joint Press Release, dated September 18, 2001.





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